

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail
Brian Altounian
Chief Executive Officer
WOWIO, Inc.
6310 San Vicente Boulevard, Suite 240
Los Angeles, CA 90048

> **Re: WOWIO, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2012**
> **File No. 333-184529**

Dear Mr. Altounian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosure through the quarter ended September 30, 2012.

Prospectus Cover Page

2. Please disclose that you have issued preferred stock and briefly describe the different rights between the outstanding preferred stock and the common stock to be offered.

Prospectus Summary, page 4

Our Company, page 4

3. Disclosures here, within the Management's Discussion And Analysis Of Financial Condition And Results Of Operations ("MD&A") section and within the Business section describe the products and services you offer or plan to offer in relatively broad terms. Please revise these sections to clearly articulate the primary products and services you currently offer and how you generate revenues from these products and services. In this regard, we note disclosure within MD&A which suggests that current operations consist primarily of sales of eBooks/eComics and advertising on your websites. Make clear how the three divisions operate respectively and in relation to one another and clarify how much of your business depends upon your efforts and creative properties as opposed to those of third parties.

4. Throughout the prospectus please clarify business activities which have commenced as opposed to those that are planned. For example, in the third paragraph of this section you indicate that "[t]o a lesser extent [you] also generate revenues through" licensing your intellectual property and the rights to use your patent. However, the disclosures under Revenue Recognition Policy on page 23 and under Overview on page 30 indicate that you have not generated revenues from these activities. For prospective products, services and advertising opportunities make clear the steps that remain for you to offer such products, services or advertising opportunities and the expected costs.

5. We note the statement "[b]ecause our proprietary patent allows for the insertion of advertising into eBooks, we are able to deliver content to the consumer at no or substantially reduced costs." Substantiate this statement by disclosing what proportion of the eBooks and eComics currently offered on your websites are available at no or a discounted cost.

6. Describe the steps you must take to prepare for the re-launch of the wowio.com site and the expected costs of those steps. Please provide similar disclosure within the Business section for the other websites you intend to re-launch. Explain whether you have any agreements in place with the related sites you intend to partner with.

7. Expand your disclosure regarding Carthay Circle Publishing here and within the Business section to explain further the distinction between acting as a publisher versus a distributor. Clarify the difference between how Carthay Circle Publishing conducts its business currently and how you anticipate this division will conduct its business going forward.

Risk Factors, page 7

8. Please add a risk factor which details the significant payment obligations you undertook with your entry into the revolving credit agreement, any potential inability to make the required payments and your ability to comply with covenants within the agreement. Please add another risk factor regarding the royalty payments your acquisition agreements require and how those payments might impair your ability to become profitable.

We will need additional financing which we may not be able to obtain on acceptable terms…, page 8

9. The statement that you have no committed sources of financing appears to conflict with your entry into the September 2012 revolving credit facility agreement. Please advise or revise.

The speculative nature of the entertainment, media and communications industries…, page 9

10. Revise this risk factor to make clear how the risks discussed apply to your business. In the alternative remove it.

The Company relies on third-party digital content and applications…, page 11

11. Please expand this risk factor to disclose which of your divisions rely upon third-party digital content and how. For each relevant division break out the percentage of digital content that you own or produce and the percentage provided by third parties. In addition, explain what you mean by "usage rules" and how these rules impact your business.

<u>We may incur significant costs to be a public company to ensure compliance with federal
securities laws…, page 12</u>

12. Quantify the additional annual costs you expect to incur as a result of becoming a public
company within MD&A. If true, address the risk that your officers and directors have
limited or no experience running a public company subject to U.S. securities laws.

<u>We are an "emerging growth company" under the JOBS Act of 2012…, page 13</u>

13. Please consider describing the extent to which any of the JOBS Act exemptions described
are available to you as a Smaller Reporting Company.

14. Please supplementally provide us with copies of all written communications, as defined
in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
whether or not they retain copies of the communications. Similarly, please
supplementally provide us with any research reports about you that are published or
distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is
participating or will participate in the offering.

<u>Management's Discussion And Analysis Of Financial Condition And Results Of Operations,
page 20</u>

<u>Overview, page 20</u>

15. Disclose the royalty payments you are obligated to make in connection with certain of
your acquisitions. Refer to Financial Statement Note 10 on page F-60. Discuss how
these royalty payments affect revenues and the impact these obligations have on your
ability to become profitable.

<u>Plan of Operations, page 20</u>

16. Please clarify your near-term business plan by highlighting the chief initiatives you
intend to undertake within the next year, the cost you anticipate incurring to achieve these
initiatives and the timing involved. For example, disclose the expected cost of re-
launching your websites in 2013. As another example, disclose the purpose for and cost
of hiring the 7 to 10 new employees referenced on page 33.

Results of Operations, page 26

17. Substantially revise your comparative analysis to discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, in each of your discussions of net sales you do not indicate why eBooks and advertising revenues increased or decreased. Nor do you quantify the net sales attributable to eBooks as opposed to advertising or explain whether advertising revenues were generated by advertisements on your websites as opposed to the placement of advertisements within eBooks. By further way of example, your disclosure regarding costs does not sufficiently explain why costs increased or decreased in total and as a percentage of revenues. Please revise your disclosure throughout MD&A to cite the reasons behind changes from period to period. In addition, where appropriate, state whether material changes to financial line items represent a trend and specify the actions management is taking to address the trend. In this regard, we note that net sales decreased during the three months ended June 30, 2012 as compared to the three months ended June 30, 2011 and that this decrease followed periods of significant net sales increases.

18. Where you do address the reason(s) driving material changes in your results of operations, please provide more detailed disclosure of the reason beyond somewhat conclusory statements. For example, on page 27 explain why interest expense increased materially during the three months ended June 30, 2012 which led to the increase in Other expenses. Likewise, on page 27, explain why the company determined to increase executive share based compensation which led to the increase in compensation and related costs during the six months ended June 30, 2012. These are examples only.

Going Concern, page 29

19. Please supplement the discussion of your revolving credit facility to disclose all of the material terms of the agreement, including, but not limited to:

- The fact that under the credit agreement (Exhibit 10.4) the lender has complete discretion whether to lend any funds to you (Section 2.1);
- The fact that the initial Revolving Loan Commitment totals $250,000.00 (Section 1.1(ccc)) and that the lender may increase the commitment up to $2,000,000.00 upon your request and at the lender's sole discretion (Section 2.1(b));
- The fact that you are obligated to make interest payments on a weekly basis (Section 2.1(c));
- The significant fees you are obligated to pay under the agreement in addition to interest payments (Section 2.2). Please quantify these fees;
- Your ability to extend the loan period for an additional six months at the discretion of the lender (Section 2.3);
- The material restrictions on the conduct of your business, including limitations on your ability to pursue additional indebtedness and sell stock (Section 9); and
- The financial covenants under the agreement (Section 11). Please specifically disclose whether you are in compliance with these covenants, and if not, whether you have received a waiver from the lender for non-compliance.

20. Disclose that you have borrowed $250,000.00 under the revolving credit facility. In addition, reconcile the disclosure which indicates that you must redeem all of the warrants issued in connection with your entry into the credit agreement if they are not exercised on or prior to March 21, 2013 with the terms of Warrants Nos. 2 and 3 (Exhibits 10.8 and 10.9).

21. We note that you will require additional financing to execute your business strategy. Please quantify the funds you anticipate needing over the next year and provide management's plan for raising this additional financing. Discuss how entry into the revolving credit agreement fits into this plan. Given the development stage of the company, the relatively short term of the revolving credit facility and the significant repayment and other financial obligations incurred under the facility, explain whether management believes that that the company can meet the incurred obligations. Please account for other financial obligations in your analysis. We note, for example, that as of June 30, 2012, $65,119.00 of employee notes payable became delinquent.

Business, page 30

22. You reference third party information throughout this section, including references to information from ZenithOptimedia (Page 31), "studies" showing that "approximately 10% of users to a site will sign-up for subscription services" (Page 32) and "some industry analysts" that "see DRM as being on its way out, albeit slowly" (Page 35). Please provide us with marked copies of any materials that support these third party statements, clearly cross-referencing a statement with the underlying factual support.

23. We note several favorable statements regarding, among other topics, your products and services, the credentials and abilities of management, market opportunities and consumer behavior. If you retain these favorable statements, provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, support the statement on page 30 that "consumers are often unable to find the precise content that they are seeking because the demand for highly specific, pertinent information outpaces the supply of thoughtfully researched, trusted content." As another example, include the basis for you assertion on page 31 that "WOWIO/Studio W has access to creators, content libraries, and various distribution avenues, providing a unique opportunity and monetization path for us to become an entertainment studio that will focus on digital media across platforms and business units with the organization." As another example, substantiate the statement on page 33 that your "research indicates that advertisers are recognizing the appeal of the broad-spectrum approach, realizing the need to create an affinity with their 'audience' that goes beyond the traditional ad buy." To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

eBook Transactions, page 33

24. Review of the website Wowio.com indicates that third party content providers are able to set prices for their distributed content and that they receive proceeds equal to one hundred percent of the prices they set. If content provided by third parties constitutes a material portion of the content available for sale on your websites, discuss this aspect of your business and how the economics of distributing other's content differs from distributing your own. Explain how you earn "commissions" on the sale of eBooks, as disclosed on page 22.

Market Segments, page 33

25. You state here that advertising accounted for about 85% of your net revenue over the past three years, but the disclosure on page 22 suggests that you earn the majority of your revenue through sales of eBooks. Please explain.

26. Consistent with prior comment 4, clarify the percentage of total advertising revenues attributable to each type of advertising discussed. If accurate, make clear that the majority/all of your advertising revenues to date came from advertisements on your websites as opposed to advertisements embedded in the content you distribute.

Patents, page 34

27. Supplement this section by describing precisely what your patent covers and what it does not. Explain what advertising methods related to eBooks remain open to competitors as opposed to those that are foreclosed. In this regard, we note that you are "pursuing the expansion of this patent." Make sure that you accurately characterize the coverage your patent provides throughout the prospectus. For example, if appropriate, revise the characterization of your patent as "broad."

28. Disclosures within the prospectus, including the risk factor titled "We may be unable to adequately protect our IP from infringement by third parties" on page 10, suggest that your business depends upon intellectual property in addition to your patent. Please describe the material aspects of your other intellectual property. Refer to Item 101(h)(vii) of Regulation S-K.

Directors, Executive Officers And Corporate Governance, page 37

29. For each subjective statement made regarding the experience or skill level of your
executive officers and directors provide objective support or characterize the statement as
a belief and disclose the basis for that belief. For example, consider removing or
characterizing the following statements as your belief:

- "Mr. Altounian has worked *extensively* in the entertainment industry with a *successful*
  consulting practice…" [italics added];
- Mr. Morris brings more than 16 years in online ad management as well as *his
  comprehensive understanding and experience in business and department growth*."
  [italics added]; and
- "Mr. Pennington is one of the entertainment industry's top creative directors."

  These are only examples. Please revise other statements as necessary.

30. Please disclose Mr. Altounian's tenure at each of the companies mentioned in the second
paragraph of his biographical information.

Executive Compensation, page 39

Summary Compensation Table, page 39

31. Revise the table to provide the footnote disclosure required by Instruction 1 to Item
402(n)(2)(v) of Regulation S-K. Please explain how the $30,000.00 figure reported
accurately represents the 1,000,000 shares valued at $0.30 received during fiscal 2011.

32. Reconcile the disclosure in footnote three that Mrs. Engelsiepen was appointed Corporate
Secretary and VP of Content Development on February 1, 2012 with the information on
page 38 which indicates that she served in these posts since November 2011.

Narrative Disclosure To Summary Compensation Table, page 39

33. The disclosure regarding the aggregate payments to be made to your executives for the
years ending December 31, 2012, 2013 and 2014 does not comport with the information
provided on page 40. Revise to correct.

Employment Agreement with Brian Altounian, page 40

34. Please explain how the company determined to pay Mr. Altounian preferred shares with an aggregate fair value of $990,000.00 as payment for $66,000.00 of accrued compensation. We note that the value of the preferred shares exceeds the accrued compensation by $924,000.00.

Employment Agreement with Jacob Morris, page 40

35. Revise the description of Mr. Morris' and Mrs. Engelsiepen's employment agreements to disclose that each of their base salaries increase by 10% yearly. In addition, correct the language regarding termination benefits to conform to the information provided in the filed employment agreements. Refer to Exhibits 10.2 and 10.3.

Director Compensation, page 41

36. The disclosure on page F-34 indicates that you issued 5,000,000 shares of common stock to Mr. Pennington in connection with a consulting agreement. Please explain. If you have a consulting agreement with Mr. Pennington disclose the material terms and file it as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

37. Provide the tabular disclosure required by Regulation S-K Item 402(r)(1). Please make sure that the table includes all compensation received by Mr. Pennington including the 145,000 shares of common stock noted on page 42.

Certain Relationships And Related Transactions, page 42

38. Revise to disclose all necessary related party transactions. For example, discuss your consulting agreement with Mr. Pennington. Refer to Regulation S-K Item 404(d).

Security Ownership Of Certain Beneficial Owners And Management, page 47

39. Please revise the beneficial ownership table to separately break out the number and percentage of common and preferred shares held. In addition provide separate columns that reflect the total voting interest each individual holds in the company based upon the various conversion rates of the preferred stock.

Where You Can Find More Information, page 54

40. Please remove the language "[e]ach statement in the prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit."

Financial Statements

4. Acquisitions, page F-17

41. We note that Brian Altounian was President, Chief Operating Officer and a principal shareholder of Platinum Studios, Inc. at the time of your acquisition of Wowio Penn from Platinum Studios, Inc. in 2009. Explain for us Mr. Altounian's relationships with Platinum Studios and affiliates. Describe for us your consideration about whether the parties to the acquisitions of Wowio Penn and Drunk Duck to be under common control at the time these businesses were acquired. Tell us also of your consideration of whether Mr. Altounian and Platinum Studios were predecessors of the registrant, WOWIO, Inc., as defined by Rule 405 of Regulation C. Explain to us your consideration of whether or not the non-monetary assets received in these transactions should have been initially recorded at predecessor's historical cost basis.

42. Further we note from the last paragraph of page 5 of Platinum Studios' December 31, 2009 Form 10-K that Platinum Studios had put WOWIO in a "maintenance mode" during the twelve months WOWIO was owned by Platinum because WOWIO was unable to pay publishers' royalties at that time. We also note that you currently pay insignificant royalties. Tell us how you determined the recorded fair value of your royalty obligations entered into as consideration for the acquisitions of Wowio Penn, Drunk Duck, and Spacedog Entertainment.

5. Intangible Assets, page F-22

43. It appears from the second paragraph of page 23 that you have earned no royalties to date from the patent you acquired from Wowio Penn in June 2009. Tell us how you determined the initial recorded fair value of this asset. Describe for us the revenue expectations for this patent at that time. Tell us why you currently expect the carrying value of this asset to be recoverable.

44. Further, please explain for us the degree to which your patent is platform dependent and subject to technological obsolescence. Tell us why a seventeen year amortization life is appropriate.

8. Derivative Liabilities, page F-27

45. We note from the last paragraph of page F-13 that your derivative liabilities consist of price protection features on warrants.   Please revise to include the disclosures required by ASC 815-40-50. Otherwise please advise.

Item 16. Exhibits, page 59

46. Please file your legal opinion as soon as practicable. We must review this document before the registration statement is declared effective, and we may have additional comments.

47. In addition, please file the 10% convertible notes agreement, as well as any other material notes agreements, material warrant agreements and registration rights agreements.

Item 17. Undertakings, page 60

48. Provide all of the undertakings required by Regulation S-K Item 512 including Item 512(a)(5)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail to
       Peter Hogan, Esq.
       Richardson & Patel LLP